Exhibit 12

ROSE HILLS COMPANY AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(millions of dollars except for ratios)

	Successor	Predecessor		Predecessor		Predecessor	Predecessor

	Year ended December 31, 2002	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999	Year ended December 31, 1998
Net income (loss) before income taxes	$7.8	$(4.1	) (2)	$(3.3	) (1)	$7.3	$3.0
Fixed Charges:
Interest expense	11.8	14.7		16.1		15.9	16.8

Total Fixed Charges	11.8	14.7		16.1		15.9	16.8
Net (loss) income before income taxes and fixed charges	$19.6	$10.6		$12.8	(1)	$23.2	$19.8

Ratio of earnings to fixed charges	1.66	.72		0.80	(1)	1.46	1.20

Coverage deficiency	$—	$4.1		$3.3		$—	$—

(1)	Excludes cumulative effect of change in accounting principle of $7.5 million (net of a $4.9 million income tax benefit).
(2)	Excludes Asset write down charge of $8.2 million.